18008649

RMS

**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**

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**Annual Audited Report**
**Form X-17A-5**
**Part III**
**FACING PAGE**

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

Washington, DC

Sec File No. 8 - 32129

REPORT FOR THE PERIOD BEGINNING 7/01/17 (MM/DD/YY) AND ENDING 6/30/18 (M/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Roth Capital Partners, LLC

Official Use Only

Firm ID No.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

888 San Clemente Drive, 4th Floor
(No. and Street)
Newport Beach, California 92660
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gordon J. Roth 949-720-5774
(Area Code -- Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name -- if individual, state last, first, middle name)

555 West 5th Street, Los Angeles, CA 90013
(Address) City State Zip Code

CHECK ONE:

x Certified Public Accountant
_ Public Accountant
_ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

# OATH OR AFFIRMATION

I, Gordon J. Roth, Chief Financial Officer, swear (or affirm) that, to the best of my knowledge and belief, the accompanying consolidated financial statements and supporting schedules pertaining to the firm of Roth Capital Partners, LLC (the "Company") as of June 30, 2018, and for the year then ended are true and correct. I further swear (or affirm) that neither the Company nor any member, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

KATHLEEN HANG DIAZ
Commission # 2128122
Notary Public - California
Orange County
My Comm. Expires Sep 26, 2019

Signature

CFO

Title

Kathleen Diaz

Notary Public

This report ** contains (check all applicable boxes):

(x) Report of Independent Registered Public Accounting Firm.
(x) (a) Facing Page.
(x) (b) Consolidated Statement of Financial Condition.
(x) (c) Consolidated Statement of Income (Loss).
(x) (d) Consolidated Statement of Cash Flows.
(x) (e) Consolidated Statement of Changes in Members' Equity.
( ) (f) Statement of Changes in Liabilities Subordinated to the Claims of General Creditors (Not applicable).
(x) Notes to Consolidated Financial Statements.
(x) (g) Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934 (see Schedule g).
(x) (h) Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934. (Not applicable)
(x) (i) Information Relating to the Possession or Control Requirements Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934. (Not applicable)
( ) (j) A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital under Rule 15c3-1 (included in (g)) and the Computation for Determination of the Reserve Requirements under Rule 15c3-3. (Not Applicable)
( ) (k) A Reconciliation between the Audited and Unaudited Statements of Financial Condition with Respect to Methods of Consolidation. (Not Applicable)
(x) (l) An Oath or Affirmation.
(x) (m) A copy of the SIPC Supplemental Report (Bound Separately).
(x) (n) A Report Describing the Broker-Dealers Compliance with the Exemption Provisions of Section k of SEC Rule 15c3-3 (the "Exemption Report") and Report of Independent Registered Public Accounting Firm (Bound Separately)

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

## ROTH CAPITAL PARTNERS, LLC

### CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
### AS OF JUNE 30, 2018

| | |
|---|---|
| **ASSETS** | |
| CASH AND CASH EQUIVALENTS | $ 16,272,338 |
| CASH - RESTRICTED (Note 1) | 211,942 |
| RECEIVABLE FROM CLEARING BROKERS | 28,335,412 |
| RECEIVABLES, NET (allowance for doubtful accounts of $0) | 8,944,732 |
| SECURITIES OWNED (Note 2): | |
| Marketable — at market value (including $665,370 securing payables to employees) | 7,933,135 |
| Not readily marketable — at fair value (including $6,545,022 securing payables to employees) | 15,130,836 |
| FURNITURE, EQUIPMENT, AND LEASEHOLD IMPROVEMENTS — At cost — less accumulated depreciation and amortization of $5,491,727 | 565,052 |
| OTHER ASSETS | 1,037,614 |
| TOTAL | $ 78,431,061 |
| **LIABILITIES AND MEMBERS' EQUITY** | |
| ACCOUNTS PAYABLE AND ACCRUED LIABILITIES | $ 5,134,247 |
| SALARIES, COMMISSIONS, AND BONUSES PAYABLE | 22,018,147 |
| PAYABLES TO EMPLOYEES FOR SECURITIES OWNED (Note 4) | 7,210,392 |
| SECURITIES SOLD BUT NOT YET PURCHASED — At market value | 4,498,577 |
| Total liabilities | 38,861,363 |
| MEMBERS' EQUITY | 39,569,698 |
| TOTAL | $ 78,431,061 |

See notes to consolidated statement of financial condition.

## 1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

**Organization** — Roth Capital Partners, LLC (the "Company"), a California limited liability company, was formed on February 2, 2001 and is majority owned (99.5%) by CR Financial Holdings, Inc. (the "Parent"). The Company is a broker/dealer registered with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA), and all securities transactions for the accounts of the Company and its customers are cleared by another broker/dealer on a fully disclosed basis.

The Company's accompanying consolidated statement of financial condition includes the results of wholly owned affiliates, BTG Investments LLC (BTG), which is solely engaged in principal investment activities, and Roth Capital Partners Hong Kong Limited. Effective March 27, 2018, Roth Capital Partners Hong Limited was voluntarily dissolved with the Hong Kong Companies Registry. All intercompany transactions and balances have been eliminated in consolidation.

**Basis of Presentation** — The consolidated statement of financial condition of the Company has been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP).

**Use of Estimates** — The preparation of the financial statement in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated statement of financial condition. Actual results could differ from those estimates.

**Securities Transactions** — Securities transactions and the related revenues and expenses are recorded on a trade-date basis. Interest income is recorded when earned and dividends are recorded when declared. Gains and losses are recorded on an average cost basis.

**Cash and Cash Equivalents** — Cash and cash equivalents consist of cash balances of $13,622,873 held in demand deposit accounts maintained at various banks and $652,280 in money market mutual funds. Money market mutual funds are valued through the use of quoted market prices (a Level 1 input), or $1, which is generally the net asset value of the fund. Included as cash equivalents were $1,000,632 of U.S. Treasury Notes yielding 1.94% maturing August 31, 2018 and $996,553 of U.S. Treasury Bills yielding 1.91% maturing September 6, 2018. The combined weighted-average yield of the cash in banks, money market accounts and cash equivalents is approximately 0.3%.

At June 30, 2018, of the total cash and cash equivalents amounts described above, $269,293 are fully insured by the Federal Deposit Insurance Corporation.

**Cash - Restricted** — Restricted cash is primarily $196,130 held as collateral for a standby letter of credit (see footnote 7), and the remaining $15,812 are uninvested funds held in two separately managed accounts managed by an affiliate of the Company.

**Receivables, net** — Receivables include receivables relating to the Company's investment banking and advisory engagements totaling $2,582,803 and also receivables from other broker-dealers

totaling $6,361,929 in connection with the Company participating as a co-manager in underwritings or co-placement agent activities. The Company records an allowance for doubtful accounts on these receivables on a specific identification basis. Receivables which are deemed to be uncollectible are charged off and deducted from the allowance. There was no allowance for doubtful accounts as of June 30, 2018.

**Securities Owned** — Marketable securities owned are comprised of common stock and are valued at current market prices and changes in fair value are recorded through earnings. Securities not readily marketable consist of common stock of public and private companies, and warrants that are exchangeable into investment securities that cannot be publicly offered or sold, unless registration has been effected under the Securities Act of 1933 or cannot be currently sold or accessed because of other arrangements, restrictions, or conditions applicable to the securities and cash. Securities not readily marketable are recorded at fair value determined by the Company's management with changes in fair value recorded through earnings.

**Deferred Deal Expense** — In connection with its participation in an underwriting of securities and other corporate finance activities, the Company may receive various types of revenues as well as incur various related expenses which include but are not limited to marketing and advertising fees, legal fees, and other costs associated with setting up the syndicate group. When the related underwriting expenses are incurred prior to the actual issuance of the securities, such expenses are deferred and recognized at the time the related revenues are recorded. In the event that the transaction is not completed and the securities are not issued, the entities that have agreed to participate in the costs associated with the underwriting or the financing activity write these costs off to expense. Included in Other Assets is deferred deal expense totaling $468,599.

**Securities Sold But Not Yet Purchased** — Securities sold but not yet purchased are comprised of common stock valued at current market. The Company engages in short-selling activities, wherein the Company borrows securities and sells them to third parties. The value of the open short position is recorded as a liability and the Company records an unrealized gain or loss to the extent of the difference between the proceeds received and the value of the open short position. The Company records a realized gain or loss when the short position is closed out. The Company invests in securities sold but not yet purchased as part of its underwriting activities and to reduce its exposure to market risk and to enhance its investment opportunities.

**Commissions** — Commission revenue related to trading on customer investment accounts is recorded on a trade-date basis.

**Corporate Finance and Syndicate Income** — Corporate finance and syndicate revenues are recognized and recorded upon closure of the financing effort. Such revenues are accrued for in receivables in the accompanying consolidated statement of financial condition.

**Depreciation and Amortization** — Depreciation and amortization are provided for using the straight-line method over estimated useful lives as follows:

| | |
|---|---|
| Furniture and equipment | Five years |
| Leasehold improvements | Lesser of useful life or the term of the lease |

**New Accounting Pronouncements** - In February 2016, the FASB issued Accounting Standards Update (ASU) No. 2016-02, *Leases (Topic 842)*. The guidance in this update supersedes the requirements in Topic 840, *Leases*. ASU No. 2016-02 requires lessees to recognize assets and liabilities arising from most operating leases on the balance sheet. For the Company, the adoption of ASU No. 2016-02 is effective for the fiscal year ending June 30, 2020. The Company is currently

evaluating the impact of the future adoption of this ASU on its consolidated statement of financial condition.

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2014-09, *Revenue from Contracts with Customers: Topic 606*, to supersede nearly all existing revenue recognition guidance under GAAP. In August 2015, the FASB issued ASU 2015-14, *Revenue from Contracts with Customers: Deferral of the Effective Date*, which deferred the effective date for implementation of ASU 2014-09 by one year and is now effective for annual reporting periods beginning after December 15, 2017, with early adoption permitted but not earlier than the original effective date. ASU 2014-09 also requires new qualitative and quantitative disclosures, including disaggregation of revenues and descriptions of performance obligations. The Company adopted the provisions of this guidance on July 1, 2018 using the modified retrospective approach. The Company has performed an assessment of its revenue contracts as well as worked with industry participants on matters of interpretation and application and has not identified any material changes to the timing or amount of its revenue recognition under ASU 2014-09. The Company's accounting policies did not change materially as a result of applying the principles of revenue recognition from ASU 2014-09 and are largely consistent with existing guidance and current practices applied by the Company. The Company will provide additional disaggregation of revenue in accordance with ASU 2014-09.

In November 2016, the FASB issued Accounting Standards Update (ASU) No. 2016-18, *Statement of Cash Flows (Topic 230): Restricted Cash*, which requires the statement of cash flows to explain the change during the period in the total of cash, cash equivalents and restricted cash or restricted cash equivalents. The Company has adopted this update in fiscal year 2018 on a retrospective basis but there was no impact to the presentation of the comparative period in the consolidated statement of financial condition.

## 2. SECURITIES OWNED

Marketable securities owned (at market value), held as of June 30, 2018, consist of unencumbered equity securities totaling $7,267,765 and equity securities held as collateral for employee payables totaling $665,370. Included in marketable securities owned are two separately managed accounts totaling $674,103 managed by an affiliate of the Company. Not readily marketable securities consist of the following investments, at estimated fair value:

| Not Readily Marketable Securities | Collateral for Employee Payables | Unencumbered | Total |
|---|---|---|---|
| Common stock | $ 22,100 | $ 36,337 | $ 58,437 |
| Warrants | 6,522,922 | 8,549,477 | 15,072,399 |
| Total | $ 6,545,022 | $ 8,585,814 | $ 15,130,836 |

## 3. FAIR VALUE MEASUREMENTS

U.S. GAAP establishes a fair value hierarchy that prioritizes and ranks the level of market price observability used in measuring assets and liabilities at fair value. Market price observability is impacted by a number of factors, including the type of financial instrument, the characteristics

specific to the instrument, and the state of the marketplace (including the existence and transparency of transactions between market participants). Assets and liabilities with readily available actively quoted prices or for which fair value can be measured from actively quoted prices in an orderly market will generally have a higher degree of market price observability and a lesser degree of judgment used in measuring fair value.

Assets and liabilities measured and reported at fair value are classified and disclosed in one of the following categories based on inputs:

*Level 1* — Quoted prices in active markets for identical investments. Fair valued assets that would generally be included in Level 1 are U.S. listed and over-the-counter equity securities and mutual funds.

*Level 2* — Pricing inputs include other significant observable inputs, such as quoted prices for similar investments or quoted prices for identical investments on inactive markets. Fair valued assets that are generally included in this category are common stock warrants which there are market-based implied volatilities and thinly traded common stock.

*Level 3* — Pricing inputs include significant unobservable inputs, such as the Company's own assumptions in determining the fair value of assets and liabilities. The inputs into the determination of fair value require significant judgment or estimation by management. Consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs of the model. The types of assets and liabilities that would generally be included in this category include fair valued securities issued by private entities, restricted publicly traded equities for which market observable value was not available, common stock warrants for which the underlying securities are restricted, and partnership investments.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the determination of which category within the fair value hierarchy is appropriate for any given investment is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the investment.

The following valuation techniques and inputs are used by the Company in assessing the fair value of its securities owned, securities sold but not yet purchased, and short-term investments:

***Common Stock*** — Equity securities that are actively traded on a securities exchange are carried at fair value based on quoted prices from the applicable exchange and are classified as Level 1 securities. Equity securities traded on inactive markets are fair valued using significant other observable inputs including recently executed transactions adjusted as applicable for the integrity of the market sector and issuer, the individual characteristics of the security, and information received from other market sources pertaining to the issuer or security. Equity securities traded on inactive markets may be classified as Level 2 or 3, depending on the significance of the assumptions used in the valuations. Equity securities subject to a restriction on sale that are publicly traded investments in active markets are reported at the market closing price less a discount, as appropriate, as determined in good faith to reflect restricted marketability. Restricted securities may be classified as Level 2 or 3, depending on the significance of the assumptions used in the valuations.

***Warrants*** — For the warrants, the Company uses the Black-Scholes valuation methodology or similar techniques. This method uses observable inputs such as company specific volatility, current

market price, and discount factors based on a U.S. Treasury yield curve. In certain cases, management may apply an additional discount to the Black-Scholes value for the period of time the warrants are not exercisable or for the restrictive nature of the underlying common stock. To the extent that these inputs are observable, the fair values of warrants would be categorized as Level 2; otherwise the fair values would be categorized as Level 3. The fair value of warrants categorized as Level 2 were $10,469,447 for the year ended June 30, 2018.

***Privately-Held Equity*** — The methods used to estimate the fair value of private investments include: (1) the public market comparable method whereby fair value is derived by reference to observable valuation measures for comparable companies or assets adjusted by the Company for differences between the investment and the referenced comparables, (2) the discounted cash flow method whereby estimated future cash flows and estimated weighted average cost of capital are used to calculate fair value, (3) the cost of a recent transaction that occurs at or near the measurement date, and (4) bid prices for pending transactions. Inputs in these methods are based on the best information available and are determined by reference to information including, but not limited to, the following: projected sales, net earnings, earnings before interest, taxes, depreciation, and amortization (EBITDA), balance sheets, public or private transactions, valuations for publicly-traded comparable companies, and consideration of any other pertinent information including the types of securities held and restrictions on disposition. The amount determined to be fair value may incorporate the Company's own assumptions (including appropriate risk adjustments for nonperformance and lack of marketability). These valuation methodologies involve a significant degree of judgment. Due to the absence of readily determinable fair values and the inherent uncertainty of valuations, the estimated fair values for private investments may differ significantly from values that would have been used had a ready market for the securities existed, and the differences could be material.

The following table presents, by fair value hierarchy level, the Company's investments that are carried at fair value as of June 30, 2018:

| | Level 1 | Level 2 | Level 3 | Total |
|---|---|---|---|---|
| **ASSETS:** | | | | |
| Cash equivalents: | | | | |
| U.S. Treasury notes | $ 1,000,632 | $ - | $ - | $ 1,000,632 |
| U.S. Treasury bills | 996,553 | | | 996,553 |
| **Cash equivalents** | 1,997,185 | | | 1,997,185 |
| U.S. Securities owned: | | | | |
| Consumer products | 257,866 | | | 257,866 |
| Healthcare | 476,861 | | | 476,861 |
| Industrial & energy | 311,139 | 54,819 | | 365,958 |
| Services- consumer & financial | 3,704,494 | | | 3,704,494 |
| Technology | 472,895 | 3,618 | | 476,513 |
| Mutual funds-small & mid cap | 2,035,777 | | | 2,035,777 |
| Foreign equities | 674,103 | | | 674,103 |
| **Common stock** | 7,933,135 | 58,437 | | 7,991,572 |
| Warrants: | | | | |
| Consumer products | | 583,871 | 4,180,607 | 4,764,478 |
| Healthcare | | 6,095,375 | 227,451 | 6,322,826 |
| Industrial & energy | | 359,505 | 194,894 | 554,399 |
| Services- consumer & financial | | 256,027 | | 256,027 |
| Technology | | 3,174,669 | | 3,174,669 |
| **Warrants** | | 10,469,447 | 4,602,952 | 15,072,399 |
| **TOTAL** | $ 9,930,320 | $ 10,527,884 | $ 4,602,952 | $ 25,061,156 |
| **LIABILITIES:** | | | | |
| Securities sold not yet purchased: | | | | |
| Healthcare | $ (696,077) | $ - | $ - | $ (696,077) |
| Industrial & energy | (3,802,500) | | | (3,802,500) |
| **Common stock** | $ (4,498,577) | $ | $ | $ (4,498,577) |

The following table provides quantitative information about our Level 3 fair value measurements of our securities owned—not readily marketable as of June 30, 2018. In addition to the techniques and inputs noted in the table below, according to our valuation policy we may also use other valuation techniques and methodologies when determining our fair value measurements. The below table is not intended to be all-inclusive, but rather provides information on the significant Level 3 inputs as they relate to our fair value measurements.

| Assets: | Balance as of June 30, 2018 | Valuation Techniques | Unobservable Inputs | Range (Weighted Average) |
|---|---|---|---|---|
| Warrants | $ 4,602,952 | Black Scholes | Exercisability Discount | 15% |
| | | | Peer Volatility | 42% |
| | | | Discount for Lack of Marketability | 30% |
| | | | Last Round of Financing | N/A |
| | | | Revenue Multiple | 2.5x |

## 4. RELATED PARTY TRANSACTIONS

The Company makes payments for operating expenses on behalf of its affiliates, BTG and Roth Capital Partners Hong Kong Limited. The associated intercompany balances are eliminated in consolidation.

The Company also provides administrative services, shared space and equipment to its Parent and other affiliates. Certain Company administrative officers' compensation was allocated to the Parent using a fixed percentage of the officers' base compensation. Payments made by the Parent and affiliates were based on lease and use agreements with the Company. Lease and use payments received reduced the Company's occupancy and equipment expense.

The Company invests funds through separately managed accounts which are managed by an affiliate. The securities and cash are held at third party custodians and all transaction costs incurred are included in floor brokerage and clearing charges.

Payable to Employees for Securities Owned totaling $7,210,392 represent amounts accrued as compensation to executive management and certain investment banking and commissioned employees associated with the fair value of securities owned by the Company. The accrual is based on a fixed percentage of the fair value of the security. The amounts are considered discretionary and payments are made to existing employees only from realized proceeds from various security positions owned by the Company.

Included in other assets is a note receivable from an employee totaling $75,000 which will be forgiven in one-third increments beginning July 1, 2018 and for each of the two successive six month periods thereafter, if the employee continues to be employed by the firm during those periods.

## 5. INCOME TAXES

As a limited liability company, the Company is generally not subject to federal or state income taxes, and accordingly, no provision for income taxes has been made in the accompanying consolidated statement of financial condition. The members are required to report their proportionate shares of income on their individual tax returns.

The Company reviews and evaluates tax positions in its major jurisdictions and determines whether or not there are uncertain tax positions that require financial statement recognition. The Company recognizes uncertain tax positions if it is more likely than not to be sustained upon examination by the applicable taxing authority, including the resolution of any related appeals or litigation processes, based on the technical merits of the position. Tax benefits are measured as the largest

amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement, which could result in the Company recording a tax liability that would reduce member's equity.

Based on its review, the Company has determined the major tax jurisdictions to be where the Company is organized and where the Company makes investments. Such jurisdictions are U.S. Federal and certain foreign jurisdictions.

As of June 30, 2018, no reserves for uncertain tax positions were required to have been recorded for uncertainty in income taxes for any of the Company's open tax years. The Company is not subject to examination by U.S. federal tax authorities for the tax years before 2014 and by state tax authorities for tax years before 2013. The Company is additionally not aware of any tax positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will change materially within 12 months subsequent to June 30, 2018. As a result, no other income tax liability or expense has been recorded in the accompanying consolidated statement of financial condition.

## 6. EMPLOYEE BENEFIT PLAN

The Company has a 401(k) employee savings plan that covers all full-time employees who are at least age 21 with six months or more of continuous service. The Company may match employee contributions at its sole discretion. The Company accrued employer contributions of $402,575 for the benefit plan year ended June 30, 2018.

## 7. COMMITMENTS AND CONTINGENT LIABILITIES

**Settlement of Securities Transactions** — The Company is obligated to settle transactions with brokers and other financial institutions even if its customers fail to meet their obligations to the Company. Customers are required to complete their transactions on the settlement date, generally three business days after the trade date. If customers do not fulfill their contractual obligations, the Company may incur losses. The Company has established procedures to reduce this risk by requiring deposits from customers for certain types of trades.

**Underwriting Transactions** — In the normal course of business, the Company enters into various underwriting commitments. In the opinion of management, the settlement of transactions that were open as of June 30, 2018, relating to such commitments will have no material impact on the Company's consolidated statement of financial condition.

**Litigation** — The Company is named as a defendant in various lawsuits in its normal course of business, including class action lawsuits, related to customer transactions. These lawsuits allege violations of federal and state securities laws and, in the aggregate, claim substantial damages. Management of the Company, after consultation with outside legal counsel, believes that the resolution of these various lawsuits will not result in a material adverse effect on the Company's consolidated statement of financial condition.

**Leases** — The Company leases office facilities and equipment under noncancelable operating leases having terms through 2026. Aggregate minimum commitments at June 30, 2018, under these leases are as follows:

| Years Ending June 30 | Amount |
|---|---|
| 2019 | $ 1,885,303 |
| 2020 | 1,882,358 |
| 2021 | 1,972,726 |
| 2022 | 2,043,933 |
| 2023 | 2,109,556 |
| 2024 through 2026 | 2,847,764 |
| | $ 12,741,640 |

Aggregate minimum commitments have not been reduced by minimum sublease rentals.

**Letter of Credit** — The Company secured an irrevocable standby letter of credit for the benefit of its landlord for the required security deposit for the Company's office facility in New York.

The Bank letter of credit is in the amount of $194,693. The letter of credit expires on August 31, 2018 and contains a provision for automatic extension without written amendment, for one year periods to August 31 in each succeeding calendar year.

The letter of credit was collateralized by $196,130 of cash at June 30, 2018 which was included as restricted cash on the statement of financial condition.

**Indemnifications** — In the normal course of its business, the Company indemnifies certain service providers, such as its clearing agent, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company, its affiliates, or its customers. The potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the consolidated statement of financial condition for these indemnifications.

In the normal course of business, the Company may enter into underwriting agreements that may contain routine indemnification clauses. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that may have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.

## 8. DERIVATIVE INSTRUMENTS

In the normal course of business, the Company acquires warrants in connection with its investment banking services for private and public companies and holds them for long-term investment purposes. These warrants represent the right to buy the underlying equity securities at specified prices and future dates. The Company's exposure to credit risk associated with counterparty nonperformance on the warrants, which are not exchange traded, is typically limited to the unrealized gains reported as assets associated with such contracts. The Company carries the investments at estimated fair value, with changes in fair value recorded as net unrealized gains or losses on securities owned in the consolidated statement of income.

As of June 30, 2018, the volume of the Company's warrant activities, based on the number of shares and fair value, categorized by primary underlying risk, is as follows:

| Primary Underlying Risk | Shares | Value |
|---|---|---|
| Equity — warrants publicly traded | 9,522,925 | $ 14,410,399 |
| Equity — warrants private companies | 865,173 | 662,000 |
| | 10,388,098 | $ 15,072,399 |

The volume of derivative activity as of June 30, 2018, as presented above, is representative of the level of derivative use by the Company during the year ended June 30, 2018.

Assets related to warrants are presented as "SECURITIES OWNED — Not readily marketable" on the consolidated statement of financial condition.

## 9. CONCENTRATION OF CREDIT RISK

The Company is engaged in various trading and brokerage activities. Counterparties to these activities primarily include broker/dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

## 10. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. At June 30, 2018, the Company has net capital of $18,366,226 computed under the alternative method, which is $17,539,726 in excess of its required net capital. The accounts of BTG have been included in the computation of net capital by the Company.

## 11. RESERVE REQUIREMENTS AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS OR DEALERS

The Company is exempt from the provisions of Rule 15c3-3 (pursuant to paragraph (k)(2)(ii) of such rule) of the Securities Exchange Act of 1934 as an introducing broker or dealer that carries no customers' accounts, promptly transmits all customer funds and delivers all customer securities received to the clearing broker, and does not otherwise hold funds or securities of customers or dealers. Because of such exemption, the Company is not required to prepare a determination of reserve requirement and the Company is not subject to the provisions of Rule 15c3-3 pertaining to the possession or control requirements for brokers or dealers.

## 12. SUBSEQUENT EVENTS

The Company has evaluated events subsequent to June 30, 2018 and through August 29, 2018, the date the consolidated statement of financial condition was available to be issued.

************

**Deloitte.**

**Deloitte & Touche LLP**
555 W. 5th Street,
Suite 2700
Los Angeles, CA 90013-1010
USA

Tel: +1 213 688 0800
Fax: +1 213-688 0100
www.deloitte.com

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members and Board of Managers of
Roth Capital Partners, LLC

### Opinion on the Financial Statement

We have audited the accompanying consolidated statement of financial condition of Roth Capital Partners, LLC and subsidiaries (the "Company") as of June 30, 2018, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of June 30, 2018, in conformity with accounting principles generally accepted in the United States of America.

### Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB), and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Deloitte + Touche LLP

August 29, 2018

We have served as the Company's auditor since 2002.

Deloitte.

**Deloitte & Touche LLP**
Suite 2700
555 West 5th Street
Los Angeles, CA 90013-1010
USA

Tel: 213 688 0800
Fax: 213 688 0100
www.deloitte.com

**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES**

To the Members and Board of Managers of
Roth Capital Partners, LLC
888 San Clemente Drive
Newport Beach, CA 92660

We have performed the procedures enumerated below, which were agreed to by Roth Capital Partners, LLC (the "Company") and the Securities Investor Protection Corporation (SIPC) (the "specified parties"), solely to assist the specified parties with respect to evaluating the Company's compliance with the applicable SIPC instructions as it relates to the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended June 30, 2018, and in accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and the SIPC Series 600 Rules. Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries and bank records, noting no differences;

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended June 30, 2018, with the Total Revenue amounts reported in Form SIPC-7 for the year ended June 30, 2018, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences

We were not engaged to and did not conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable SIPC instructions as it relates to the General Assessment Reconciliation (Form SIPC-7) for the year ended June 30, 2018. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties and is not intended to be, and should not be, used by anyone other than the specified parties.

Deloitte + Touche LLP

August 29, 2018

SIPC-7
(35-REV 6/17)

# SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

## General Assessment Reconciliation

SIPC-7
(35-REV 6/17)

For the fiscal year ended 6/30/2018

(Read carefully the instructions in your Working Copy before completing this Form)

**TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS**

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

32129 FINRA JUN
ROTH CAPITAL PARTNERS, LLC
ATTN: COMPLIANCE DIRECTOR
888 SAN CLEMENTE DRIVE, STE 400
NEWPORT BEACH, CA 92660-6369

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Donald Skrdlant 949 720-5706

| | | |
|---|---|---|
| 2. A. General Assessment (item 2e from page 2) | | $ 100,492 |
| B. Less payment made with SIPC-6 filed (**exclude interest**) 2/23/2018 Date Paid | | ( 29,594 ) |
| C. Less prior overpayment applied | | ( - ) |
| D. Assessment balance due or (overpayment) | | 70,898 |
| E. Interest computed on late payment (see instruction E) for______days at 20% per annum | | |
| F. Total assessment balance and interest due (or overpayment carried forward) | | $ 70,898 |
| G. **PAYMENT: √ the box Check mailed to P.O. Box** ☐ **Funds Wired** ☑ **Total (must be same as F above)** | $ 70,898 | |
| H. Overpayment carried forward | $( ) | |

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

ROTH CAPITAL PARTNERS, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 27 day of AUGUST, 20 18.

VICE PRESIDENT - FINANCE
(Title)

**This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.**

SIPC REVIEWER

Dates: _____ Postmarked _____ Received _____ Reviewed

Calculations _____ Documentation _____ Forward Copy _____

Exceptions:

Disposition of exceptions:

# DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 7/01/2017
and ending 6/30/2018

| Item No. | | Eliminate cents |
|---|---|---|
| 2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) | | $ 82,926,910 |
| 2b. Additions: | | |
| (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. | | |
| (2) Net loss from principal transactions in securities in trading accounts. | | |
| (3) Net loss from principal transactions in commodities in trading accounts. | | |
| (4) Interest and dividend expense deducted in determining item 2a. | | |
| (5) Net loss from management of or participation in the underwriting or distribution of securities. | | |
| (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. | | |
| (7) Net loss from securities in investment accounts. | | |
| Total additions | | |
| 2c. Deductions: | | |
| (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. | | |
| (2) Revenues from commodity transactions. | | |
| (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. | | 549,211 |
| (4) Reimbursements for postage in connection with proxy solicitation. | | |
| (5) Net gain from securities in investment accounts. | | 15,375,750 |
| (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. | | |
| (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). | | |
| (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): | | |
| (Deductions in excess of $100,000 require documentation) | | |
| (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. | $ 7,240 | |
| (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). | $ | |
| Enter the greater of line (i) or (ii) | | 7,240 |
| Total deductions | | 15,932,201 |
| 2d. SIPC Net Operating Revenues | | $ 66,994,709 |
| 2e. General Assessment @ .0015 Rate effective 1/1/2017 | | $ 100,492 |
| | | (to page 1, line 2.A.) |